DLCC PRIME, LLC
(A WHOLLY OWNED SUBSIDIARY OF DIGITAL PRIME TECHNOLOGIES, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

-PUBLIC-

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SEC FILE NUMBER
8-70716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/21/2022 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DLCC Prime, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 Town Square Place
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Sherry	646-263-8406	bob@dlccprime.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street	New York	NY	100230
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Sherry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DLCC Prime, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

Rekash Puran 2-21-24
REKASH PURAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires March 22, 2026

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member of DLCC Prime, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of DLCC Prime, LLC, (the “Company”), as of December 31, 2023, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter
The accompanying financial statement has been prepared on a going concern basis. As discussed in Note 1 of the financial statement, the Company has not generated any revenue to date and has accumulated losses. The Company does not have any revenue generating operations. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We have served as the Company’s auditor since 2023.

Mazars USA LLP

New York, NY
February 19, 2024

DLCC PRIME, LLC
(A WHOLLY OWNED SUBSIDIARY OF DIGITAL PRIME TECHNOLOGIES, LLC)

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$	40,176
Prepaid Expenses		2,783
	$	42,959

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$	0
Member's Equity		42,959
	$	42,959

See notes to financial statement

NOTES TO FINANCIAL STATEMENT
December 31, 2023

Note 1 THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. DLCC Prime, LLC (the "Company") is a limited liability company under the laws of the State of Delaware with a formation date of January 28, 2021. The Company is a wholly owned subsidiary of Digital Prime Technologies, LLC (the "Parent Company"). The Company is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation as of September 21, 2022. The Company is engaged in the licensing of trading software to clients. From September 21, 2022 (Date of Registration) through December 31, 2023 (the "period ended December 31, 2023"), DLCC Prime has not generated any revenue from its business activities.

Going Concern. The Company's financial statement is prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has not generated any revenue to date and has accumulated losses. The Company does not currently have any revenue generating operations. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern.

Continuation as a going concern is dependent upon operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements and the success of its future operations. The financial statement does not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern.

Management plans to fund operations of the Company through advances from the Parent Company, which in turn will rely on the Parent Company's ability to raise additional capital. There are no written agreements in place for such funding or issuance of securities and there can be no assurance that such financing will be available in the future.

Accounting Estimates. The preparation of financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Revenue is measured based on the consideration specified in a contract with a customer, for the licensing and use of trading software. The Company will recognize revenue when it satisfies a performance obligation by transferring access and operation of its trading software to a customer.

Note 1 THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following is a description of activities in accordance with FINRA Form "Supplemental Statement of Income (SSOI)", from which the Company will generate its revenue.

Fees earned: This will include fees earned from licensing/transaction fees paid by contracted customers for use of software offered by DLCC Prime, LLC.

Income Taxes. Income taxes, if any, are the liability of the member. Accordingly, income or losses pass through to the Company member, and no provision for federal income taxes has been reflected in the accompanying financial statements. The Company is subject to audit by the taxing agencies from the Company's inception.

Concentration of Credit Risk. The Company maintains cash balances and deposits with a financial institution that may exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of this institution. The Company has not sustained any credit losses from these instruments.

Note 2 RELATED PARTY TRANSACTIONS

The Company, on a monthly basis, incurs a contractually established reimbursement fee to the Parent Company for expenses paid on its behalf. This fee includes office space rental, IT/technical support service fees and general office/administrative fees. During the period ended December 31, 2023, the Company incurred Occupancy, Professional Services and Office/General Administrative expenses, reimbursable to the Parent Company, in the amount of $46,070, of which $28,570 was contributed to the Company's member's equity by the Parent Company.

Additionally, the Company has, as of June 26, 2023, entered into a one-year, annually renewable, intercompany licensing agreement with the Parent Company for the use of Digital Prime Technologies, LLC's proprietary software. The Company is obligated to remit, on a quarterly basis, 85% of all fees received from client sub-licensees, to the Parent Company. For the period ended December 31, 2023, the Company incurred no expense under this agreement.

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2023

Note 3 NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000, or 6-2/3 % of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2023, the Company had net capital of $40,176 which was $35,176 in excess of the amount required by Rule 15c3-1. The Company's ratio of aggregate indebtedness to net capital at December 31, 2023 was 0.0 to 1.

The Firm does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAIB accounts.

Note 4 SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2023 through the date that the financial statement was issued. During this period there were no material subsequent events or transactions requiring disclosure.